Exhibit 99.1

E-House Announces Completion of CRIC Merger and Management Changes

SHANGHAI, China, April 23, 2012 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced the completion of the merger with China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC). As a result of the merger, CRIC has become a wholly owned subsidiary of E-House.

E-House also announced the following board and management changes, all of which became effective upon completion of the merger:

•                  Mr. Xin Zhou has been named the Company’s co-chairman of the board of directors and chief executive officer. Mr. Zhou has served as chairman of the board of directors from 2003 to 2009, executive chairman since 2009, chief executive officer from 2003 to 2009, and as CRIC’s chief executive officer and co-chairman of the board of directors since 2009.

•                  Mr. Charles Chao has been appointed co-chairman of the Company’s board of directors. Mr. Chao served as co-chairman of the board of directors of CRIC prior to the completion of the merger.

•                  Mr. Li-Lan Cheng has been appointed chief operating officer. Mr. Cheng was the Company’s chief financial officer from 2006 until the completion of the merger.

•                  Ms. Bin Laurence has been appointed chief financial officer. Ms. Laurence served as the chief financial officer of CRIC from 2009 until the completion of the merger.

•                  Mr. Jianjun Zang has been appointed co-president and has resigned from the positions of director and acting chief executive officer of the Company.

•                  Mr. Zuyu Ding has been appointed co-president. Mr. Ding was a director and president of CRIC prior to the completion of the merger.

•                  Mr. Fan Bao has been appointed independent director of the Company and chairperson of the board’s audit committee. Mr. Bao was an independent director of CRIC and chairperson of CRIC’s audit committee prior to the completion of the merger.

•                  Ms. May Wu has resigned from the Company’s board of directors for personal reasons and will no longer serve as an independent director of the Company or as a member of the audit committee.

Xin Zhou, E-House’s co-chairman and CEO, said, “The merger was overwhelmingly supported by the boards of directors and the shareholders of both E-House and CRIC. E-House’s strategy of providing innovative and comprehensive solutions to our clients allows us to stay ahead of today’s changing real estate environment, and our new corporate and capital structure is consistent with this strategy. During the past year, we established a new service platform that integrates online advertising, offline promotion, on-site sales support and online transaction capabilities. The platform has effectively connected real estate buyers, developers and brokers, resulting in enhanced customer sourcing for developers and improved value for buyers. Currently, the infrastructure for our new business platform is largely in place. We believe the post-merger E-House will be the only integrated real estate service provider with online-to-offline resources, distribution channels, and transaction platforms. This will enable us to thrive under the evolving Chinese real estate market, better serve our clients, and create more value for our shareholders.”

Under the terms of the merger agreement by and among the Company, CRIC and CRIC (China) Holdings Limited (“Merger Sub”), a wholly owned subsidiary of E-House, which was approved by CRIC’s shareholders at an extraordinary general meeting on April 19, 2012, each of CRIC ordinary shares (not including CRIC ordinary shares represented by CRIC American depositary shares (“ADSs”)) issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive 0.6 of E-House ordinary shares and $1.75 in cash without interest, and each of CRIC ordinary shares represented by CRIC ADSs issued and outstanding immediately prior to the effective time has been cancelled in exchange for the right to receive 0.6 of E-House ADSs and $1.75 in cash without interest (less a $0.05 per CRIC ADS cancellation fee payable by the holders of CRIC ADSs pursuant to the depositary agreement in respect of the CRIC ADSs). CRIC ordinary shares (including CRIC ordinary shares represented by CRIC ADSs) that at the effective time of the merger were (1) beneficially owned by E-House, Merger Sub, or any wholly-owned subsidiaries of CRIC, (2) issued to the depositary bank which maintains CRIC’s ADS program and reserved for future grants under CRIC’s share incentive plan, or (3) held by CRIC in treasury either in the form of ordinary shares or ADSs (collectively, the “Excluded CRIC Shares”) have been cancelled for no consideration in the merger, and each CRIC ordinary share owned by shareholders who had validly exercised and had not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law has been cancelled for the appraised or agreed value under the Cayman Islands Companies Law.

Trading of CRIC ADSs on the Nasdaq Global Select Market (“NASDAQ”) will be suspended beginning on April 23, 2012. A Form 25 has been filed with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the CRIC ADSs on NASDAQ and the deregistration of CRIC’s registered securities. CRIC intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC. CRIC’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 180 cities. E-House offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, online advertising, information and consulting, promotional events and investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Investor Relations Director

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: ej@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com